NanoVibronix, Inc.

525 Executive Boulevard

Elmsford, New York 10523

December 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Jason L. Drory

Re:	NanoVibronix, Inc.
Registration Statement on Form S-3
Filed on December 10, 2020
File No. 333-251264 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, NanoVibronix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on December 15, 2020, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

NANOVIBRONIX, INC.

By:	/s/ Brian Murphy
Brian Murphy
Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP